SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                               (Amendment No. 1)*


                              Internap Corporation
-------------------------------------------------------------------------------
                               (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45885A300
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Peter C. Keefe
                               Avenir Corporation
                             1775 Pennsylvania Ave NW
                                   Suite 650
                              Washington DC, 20006
                                 (202) 659-4427
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                February 22, 2017
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
------------------                                            ------------------
CUSIP No. 45885A300
------------------                                            ------------------
---------- ---------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Avenir Corporation
            I.D. No. 54-1146619
---------- ---------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
     3      SEC USE ONLY
---------- ---------------------------------------------------------------------
     4      SOURCE OF FUNDS*

            OO
---------- ---------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
---------- ---------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------- -------- --------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER              -------- ---------------------------------------------------
OF SHARES                8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        8,075,800
EACH                -------- ---------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
---------- ---------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                8,075,800
----------- --------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            8,075,800
----------- --------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.97%
----------- --------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

            IA
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D
------------------                                            ------------------
CUSIP No. 45885A300
------------------                                            ------------------
---------- ---------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Peter C. Keefe
---------- ---------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
     3      SEC USE ONLY
---------- ---------------------------------------------------------------------
     4      SOURCE OF FUNDS*

            OO
---------- ---------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
---------- ---------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------- -------- --------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER              -------- ---------------------------------------------------
OF SHARES                8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        8,075,800
EACH                -------- ---------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
---------- ---------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                8,075,800
----------- --------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            8,075,800
----------- --------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.97%
----------- --------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D
------------------                                            ------------------
CUSIP No. 45885A300
------------------                                            ------------------
---------- ---------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            James H. Rooney
---------- ---------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
     3      SEC USE ONLY
---------- ---------------------------------------------------------------------
     4      SOURCE OF FUNDS*

            OO
---------- ---------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e) [ ]
---------- ---------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-------------------- -------- --------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER              -------- ---------------------------------------------------
OF SHARES                8      SHARED VOTING POWER
BENEFICIALLY
OWNED BY                        8,075,800
EACH                -------- ---------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
---------- ---------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                8,075,800
----------- --------------------------------------------------------------------
     11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            8,075,800
----------- --------------------------------------------------------------------
     12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
     13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.97%
----------- --------------------------------------------------------------------
     14     TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D
------------------                                            ------------------
CUSIP No. 45885A300
------------------                                            ------------------

Item 1. Security and Issuer

This Schedule relates to the common stock of Internap Corporation, a Delaware corporation ("Issuer"), which has its principal executive offices at One Ravinia Drive, Suite 1300, Atlanta, Georgia, 30346. Unless the context otherwise requires, references herein to "Securities" or "Shares" are to such common stock of the Issuer.

Item 2. Identity and Background

This Schedule 13D ("Schedule") is being filed on behalf of Avenir Corporation ("Avenir"), a Virginia corporation, Peter C. Keefe and James H. Rooney (Messrs. Keefe and Rooney along with Avenir are "Reporting Persons") and amends the
Schedule 13D filed on February 10, 2017.

Avenir is an investment adviser registered under the Investment Advisers Act of 1940, as amended ("Advisers Act").

Messrs. Keefe and Rooney are portfolio managers and shareholders of Avenir.

The business address of the Reporting Persons is 1775 Pennsylvania Ave NW, Suite 650, Washington, DC 20006.


Item 3. Source and Amount of Funds or Other Consideration.

The Securities of the Issuer were primarily acquired on behalf of the investment advisory clients of Avenir under sole or shared discretionary authority granted Avenir. In addition, Avenir and/or its principal officers and employees purchased Shares in the Issuer for their personal accounts. The aggregate amount of funds used to purchase the Securities reported in this filing totaled approximately $24,642,104. In addition, none of the proceeds used to purchase the Securities were expressly provided through borrowings, though certain accounts managed by Avenir may carry margin balances from time to time.

Item 4. Purpose of Transaction

Reporting Persons acquired the shares for investment purposes. Over time, the Reporting Persons may seek to purchase additional shares or dispose of shares as part of its ongoing portfolio management process. The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value. In addition, the Reporting Persons may be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding the Reporting Person's views on the long-term prospects of the Issuer. Except as set forth below, the Reporting Persons have no plans or proposals relating to the actions described in subsection (a) through (j) of Item 4 of Schedule 13D.

On February 14, 2017 the Reporting Persons sent a letter to the Issuer's Board of Directors addressing the capital raising alternatives presented in the Form S-3 registration statement filed by the Issuer on December 22, 2016. The Reporting Persons expressed in the letter their preference that the Issuer's Board consider a rights offering.

As disclosed in Item 5 below, on February 22, 2017 the Reporting Persons participated in the Issuer's private placement of common equity.


Item 5.  Interest In Securities Of The Issuer

          (a) The aggregate number and percentage of Securities to which this
Schedule 13D relates is 8,075,800 shares of the common stock of the Issuer, constituting approximately 9.97% of the 81,019,211 shares outstanding.

          (b) The Reporting Persons generally have shared power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the shared power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts, for which Avenir generally makes recommendations with respect thereto.

          (c) All purchase or sale transactions in the Securities for the past 60 days are on Schedule A.

          (d) The investment advisory clients of Avenir have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The powers of disposition with respect to Securities owned by discretionary private accounts of Avenir are established in written investment advisory agreements between clients and Avenir, which are entered into in the normal and usual course of the business of Avenir as a registered investment advisor and which are generally applicable to all securities purchased for the benefit of each such discretionary private account. There are no special or different agreements relating to the Securities of the Issuer.

The written investment advisory agreements with clients do not contain provisions relating to borrowing of funds to finance the acquisition of the Securities, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in the instructions to Item 7 of
Schedule 13D other than voting of proxies. In connection with voting, Avenir may be allowed or directed to vote the proxies received by accounts classified as "discretionary" or "shared" accounts; such authority is generally retained by the clients for accounts classified as "non-discretionary".

Item 7.  Material to be Filed as an Exhibit

Exhibit A: Agreement between the Reporting Persons to File Jointly

                                  SCHEDULE 13D
------------------                                            ------------------
CUSIP No. 45885A300
------------------                                            ------------------

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 February 22, 2017
                                          -----------------------------------
                                                   Date


                                          Avenir Corporation


                                                   /s/ Peter C. Keefe
                                          -----------------------------------
                                                   Signature

                                               Peter C. Keefe/Ex. Chairman
                                          -----------------------------------
                                                   Name/Title

                                                   /s/ Peter C. Keefe
                                          -----------------------------------
                                                   Signature

                                               Peter C. Keefe
                                          -----------------------------------
                                                   Name/Title

                                                   /s/ James H. Rooney
                                          -----------------------------------
                                                   Signature

                                               James H. Rooney
                                          -----------------------------------
                                                   Name/Title

                                  SCHEDULE 13D
------------------                                            ------------------
CUSIP No. 45885A300
------------------                                            ------------------

                                   SCHEDULE A


PURCHASE ("BY") AND SALE ("SL") TRANSACTIONS, TRANSFER OUTS ("LO") AND TRANSFER INS ("LI") SINCE THE MOST RECENT FILING OF SCHEDULE 13D

All purchases and sales listed below were normal, open-market transactions.



                                                Average
Transaction                                     Per
Type       Date       Quantity   Total Price    Share
SL      12/22/2016     277,915     458,270.61    1.65
SL      12/28/2016     147,884     255,722.73    1.73
SL      12/30/2016     693,497   1,039,999.10    1.50
SL      1/26/2017           93         151.95    1.63
LO      2/02/2017          955       1,547.10    1.62
BY      2/02/2017      317,400     531,258.00    1.67
BY      2/06/2017      225,000     374,145.00    1.66
BY      2/07/2017      200,262     336,289.76    1.68
BY      2/08/2017      148,630     254,391.07    1.71
BY      2/09/2017      154,622     268,700.26    1.74
BY      2/10/2017       25,000      44,260.00    1.77
BY      2/22/2017    4,990,697   9,033,161.57    1.81

                                  SCHEDULE 13D
------------------                                            ------------------
CUSIP No. 45885A300
------------------                                            ------------------

                                   EXHIBIT A


The undersigned agree that this Schedule 13D, amendment number 1, dated February 22, 2017, relating to the Common Stock of Internap Corporation, shall be filed on behalf of the undersigned.




                                          Avenir Corporation


                                                   /s/ Peter C. Keefe
                                          -----------------------------------
                                                   Signature

                                               Peter C. Keefe/Ex. Chairman
                                          -----------------------------------
                                                   Name/Title

                                                   /s/ Peter C. Keefe
                                          -----------------------------------
                                                   Signature

                                               Peter C. Keefe
                                          -----------------------------------
                                                   Name/Title

                                                   /s/ James H. Rooney
                                          -----------------------------------
                                                   Signature

                                               James H. Rooney
                                          -----------------------------------
                                                   Name/Title